FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
February 11, 2011

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number: 333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard

Moscow 109028

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

PRESS RELEASE

WIMM-BILL-DANN CEO ANNOUNCES HIS DECISION TO STEP DOWN

Moscow, Russia — February 10, 2011 — Wimm-Bill-Dann Foods OJSC [NYSE: WBD] today announced that its Chief Executive Officer, Tony Maher, will step down as Chief Executive of the company effective May 1, 2011. His decision to leave the company follows the successful conclusion of the landmark transaction between Wimm-Bill-Dann Foods and PepsiCo. An announcement on Mr Maher’s successor will be made in the coming weeks.

Tony Maher commented: “The last five years as Chief Executive of Wimm-Bill-Dann have been some of the most exciting and satisfying of my career. I am pleased that I have accomplished almost everything I set out to do when I joined the company. I was lucky to have had a rare professional opportunity to shape the future of one of Russia’s most advanced companies and have a strong influence on the overall development of the Russian consumer market. My focus has always been to develop the company, its people and its products for the long-term. I have had the privilege of working with a fantastic team of people on every level of the company. Now I really believe Wimm-Bill-Dann and its remarkable people have a great future ahead as part of a more global organization.”

Sergey Plastinin, Chairman of the Board of Directors of Wimm-Bill-Dann, said: “On behalf of the board of directors and Wimm-Bill-Dann’s founders I want to thank Tony for a job well done and for delivering on his promise to create long-term shareholder value. When he first joined us, our market cap was just over US$1 billion and less than five years later the company was valued at nearly US$6 billion. He streamlined the company, recruited top Russian and international management talent, concentrated resources on winning brands and opened up a whole new market segment with our Zdraivery umbrella brand for kids — all in a very short period of time and in the face of very challenging market conditions. He enhanced our leadership in dairy and baby food and led a brilliant recovery in our juice business. Throughout, he stuck to Wimm-Bill-Dann’s core principles of entrepreneurship, transparency and an open corporate culture and he will go down in history for leading Wimm-Bill-Dann to join PepsiCo in one of the most significant deals for modern Russia. We truly wish Tony every success in the future.”

For further enquiries contact:

Marina Kagan

Wimm-Bill-Dann Foods OJSC

Solyanka, 13, Moscow 109028 Russia

Tel: +7 495 925 5805

Fax: +7 495 925 5800

e-mail: kagan@wbd.ru

Some of the information contained in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Wimm-Bill-Dann Foods OJSC, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to conform them to actual results. We refer you to the documents Wimm-Bill-Dann Foods OJSC files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company’s most recent

Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, and risks associated with our competitive environment, acquisition strategy, ability to develop new products or maintain market share, brand and company image, operating in Russia, volatility of stock price, financial risk management, and future growth.

NOTES TO EDITORS

Wimm-Bill-Dann Foods OJSC was founded in 1992 and is the largest manufacturer of dairy products and a leading producer of juices and beverages in Russia and the CIS. The company produces dairy products (main brands include: Domik v Derevne, Chudo, Imunele, Bio Max and more), juices (J7, Lubimy Sad, 100% Gold), Essentuki mineral water and Rodniki Rossii natural water, Zdraivery kids’ brand and Agusha baby food.

The company has 39 manufacturing facilities in Russia, Ukraine, Central Asia and Georgia with over 16,000 employees. In 2005, Wimm-Bill-Dann became the first Russian dairy producer to receive approval from the European Commission to export its products into the European Union.

In 2010, Standard & Poor’s Governance Services confirmed on WBD its governance, accountability, management, metrics, and analysis (GAMMA) score “GAMMA- 7+”. The score is the highest among Russian companies and reflects the effective work of the Board of Directors and, in particular, the real influence of independent directors in the decision-making process and the adherence of the controlling shareholders to the highest standards of corporate governance.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

	By:	/s/ Dmitry V. Ivanov
	Name:	Dmitry V. Ivanov
	Title:	Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date: February 11, 2011